May 9, 2014

J.P. Morgan Exchange-Traded Fund Trust

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A through February 29, 2016. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of the Funds’ business.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:	/s/ George C.W. Gatch
George C.W. Gatch

JPMorgan Funds Management, Inc.

By:	/s/ Robert L. Young
Robert L. Young

Accepted by:

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Paul Shield
Paul Shield

SCHEDULE A

Fund Name	Expense Cap
JPMorgan Diversified Return Global Equity ETF	0.38%
JPMorgan Diversified Return International Ex-North America Equity ETF	0.43%

2